(As filed December 8, 1998)

                                                       File No. 70 - [    ]
                                                                      ----


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                              APPLICATION OR DECLARATION
                                          ON
                                       FORM U-1
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  Ameren Corporation
                                Union Electric Company
                        Union Electric Development Corporation
                              Ameren Development Company
                                   Ameren ERC, Inc.
                                 Ameren Energy, Inc.
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103

                       Central Illinois Public Service Company
                              CIPSCO Investment Company
                                    607 East Adams
                             Springfield, Illinois 62739

                 (Name of company or companies filing this statement
                     and address of principal executive offices)

                                  Ameren Corporation

                    (Name of top registered holding company parent
                           of each applicant or declarant)

                          Steven R. Sullivan, Vice President
                               Ameren Services Company
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103

                       (Name and address of agent for service)

           The Commission is requested to mail signed copies of all orders, notices and communications to:

                William J. Niehoff, Esq.   William T. Baker, Jr., Esq.
                Ameren Services Company    Thelen Reid & Priest LLP
                1901 Chouteau Avenue       40 West 57th Street
                P.O. Box 66149, MC 1310    New York, New York 10019-4097
                St. Louis, Missouri
                63166-6149

          Item 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.
                    ------------------------------------

               1.1  BACKGROUND.  By order dated December 30, 1997 (the
                    ----------
          "Merger Order"),1 Ameren Corporation ("Ameren"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), was authorized to acquire all of the issued and outstanding common stock of Union Electric Company ("Union Electric") and Central Illinois Public Service Company ("CIPS") (collectively, the "Operating Companies"), each of which is an electric and gas utility company, and Ameren Services Company ("Ameren Services"), a subsidiary service company, and to carry out various other transactions related to the combination of Union Electric and CIPS. Ameren also owns all of the issued and outstanding common stock of CIPSCO Investment Company ("CIC"), which manages various non-utility investments; Ameren Energy, Inc. ("Ameren Energy"), an electricity, gas and energy commodity brokering and marketing company which is an "energy-related company" within the meaning of Rule 58; Ameren Development Company ("Ameren Development"), also an "energy-related company" within the meaning of Rule 58, which was formed to acquire and hold the securities of other "energy-related companies;" and Ameren Energy Communications, Inc. ("Ameren Communications"), an "exempt telecommunications company" ("ETC") within the meaning of Section 34 of the Act.2 Ameren's indirect non-utility subsidiaries include Union Electric Development Corporation ("UEDC"), a wholly-owned subsidiary of Union Electric, which directly or through subsidiaries of its own engages in various energy-related activities, and Ameren ERC, Inc. ("Ameren ERC"), a wholly-owned subsidiary of Ameren Development and an "energy-related company" within the meaning of Rule 58 that engages, directly and through other subsidiaries, in activities permitted under such rule, including, among others, the production and sale of steam and chilled water and demand side management programs.


          --------------------

          1.   See Ameren Corporation, et al., Holding Co. Act Rel. No.
               26809.

          2. See Ameren Energy Communications, Inc., FCC Release No. DA98-1615; 1998 FCC LEXIS 4104 (August 12, 1998).

                By order dated March 13, 1998 (the "Financing Order"),3 the Commission authorized Ameren to issue and sell common stock and other securities in order to fund investments in subsidiaries, to repay, redeem or retire securities of Ameren or its subsidiaries, to provide working capital, and for other corporate purposes. Under the Financing Order, Ameren is also authorized to guarantee and provide other forms of credit support in respect of the obligations of its existing and future non-utility subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time. Ameren's existing non-utility subsidiaries (Ameren Development, Ameren Energy, CIC and UEDC), in turn, were authorized to provide guarantees and other forms of credit support in respect of obligations of other non-utility subsidiaries in an aggregate principal amount not to exceed $50 million at any one time outstanding.

               Ameren does not currently hold any direct or indirect interest in any "exempt wholesale generator" ("EWG") or exempt "foreign utility company" ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. However, as discussed in further detail below, one of Ameren's purposes in filing this Application or Declaration is to obtain certain necessary authorizations that will facilitate Ameren's development, acquisition, ownership, administration and financing of one or more future EWGs or FUCOs, as well as additional investments in ETCs, "energy-related companies" under Rule 58 and certain other types of non-exempt, non-utility, subsidiaries.

               Appended as Exhibit I hereto is an organizational chart of Ameren and its subsidiaries, as of September 30, 1998.

               1.2 SUMMARY OF APPROVALS REQUESTED. Ameren proposes to consolidate its direct and indirect ownership interests in certain existing non-utility businesses and subsidiaries under one or more first-tier non-utility holding companies, which, it is currently anticipated, would in most cases also be the vehicle(s) through which Ameren would make future investments in any EWGs, FUCOs or ETCs (collectively, "Exempt Subsidiaries"), "energy-related companies" within the meaning of Rule 58 ("Rule 58 Subsidiaries"), and certain other types of non-utility subsidiaries, as described below. It is currently contemplated that Ameren Development, a direct non-utility subsidiary of Ameren, will serve as a holding company for various other existing and future non-utility subsidiaries of Ameren. However, Ameren requests authority to organize and acquire the securities of one or more additional subsidiaries to serve the same purpose if, in Ameren's judgment, there are organizational, functional, tax or other benefits to be derived in separating non-utility businesses at the first-tier level. Accordingly, unless otherwise indicated, references in this Application or Declaration to Ameren Development shall mean Ameren Development and such other first-tier subsidiaries as Ameren may choose to organize to serve a similar purpose.

          ----------------

          3. See Ameren Corporation, et al., Holding Co. Act Rel. No. 26841. The "Authorization Period" under the Financing Order is through February 27, 2003.

               Specifically, Ameren and its subsidiaries request authority for each of the following transactions for the period through December 31, 2003 (the "Authorization Period"):

               i. Ameren Development requests authority to engage in preliminary development activities ("Development Activities") relating to potential investments in EWGs, FUCOs, ETCs, Rule 58 Subsidiaries and other types of non-utility business activities hereinafter described and administrative and management activities ("Administrative Activities") associated with such
                    investments and businesses.   (See Item 1.3).

               ii. Ameren and/or Ameren Development request approval to acquire the securities of one or more Intermediate Subsidiaries, Special-Purpose Subsidiaries, and Financing Subsidiaries, as more fully described below (collectively, "Non-Exempt Subsidiaries"). (See Item 1.4).

               iii. To the extent not exempt under the Act and rules
                    thereunder, UEDC and CIC and their respective subsidiaries request authorization to transfer, by sale, distribution, or otherwise, investments in the securities or assets of some or all of the existing non-utility businesses of UEDC and CIC to Ameren Development or any direct or indirect subsidiary of Ameren Development, and Ameren, Ameren Development and any existing or future Non-Exempt Subsidiary request approval to contribute such securities or assets so acquired to other existing or newly created subsidiaries of such companies. (See Item 1.5).

               iv. To the extent not exempt pursuant to Rules 52 and 45(b), Ameren Energy, CIC, Ameren Development and any existing or future, direct or indirect, Rule 58 Subsidiary or Non-Exempt Subsidiary of any of the foregoing request authority to provide guarantees and other forms of credit support from time to time through the Authorization Period, in respect of the obligations of any other direct or indirect non-utility subsidiary of Ameren in an aggregate principal amount at any one time outstanding not to exceed $300 million. This authorization will replace and supersede the authorization of guarantees by Ameren's non-utility subsidiaries that is contained in the Financing Order. (See Item 1.6).

               v. As permitted by Rule 87(b)(1), Ameren Energy, CIC, Ameren Development and any existing or future Rule 58 Subsidiary or Non-Exempt Subsidiary owned, directly or indirectly, by any of the foregoing intend to provide services and, with certain exceptions noted below, sell goods to each other and to Exempt Subsidiaries. To the extent not exempt pursuant to Rule 90(d)(1), such companies request authority to perform such services and sell such goods to each other and to Exempt Subsidiaries at fair market prices, without regard to

                    "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations noted below. (See
                    Item 1.7).

               vi. The Operating Companies request authority to provide services at "cost" in accordance with Rules 90 and 91 to Ameren Development, Ameren Energy, CIC, Ameren Communications, or any existing or future, direct or indirect, subsidiary of any of the foregoing, provided that, in accordance with Rule 53(a), no more than 2% of the employees of such companies shall render services, at any one time, to any EWGs or FUCOs in which Ameren directly or indirectly holds an interest. (See Item 1.8).

               vii. Ameren Development requests authority on behalf of
                    current and future Rule 58 Subsidiaries (including Ameren Energy) and Special-Purpose Subsidiaries to offer goods and services both within and outside the United States, subject to a request that the Commission reserve jurisdiction over the sale of certain goods and services outside the United States. (See Item 1.9).

             viii. Ameren Energy requests authority to act as agent for or otherwise render power marketing and brokering services to Ameren Services and/or the Operating Companies at cost. (See Item 1.10).

               ix. Ameren Energy requests authority to expend up to $400 million to construct or acquire facilities, equipment and other property ("Energy Assets") that are incidental and related to its business as an electricity and energy commodities marketer and broker, or to acquire the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets, provided that the acquisition and ownership of such Energy Assets would not cause Ameren Energy or any subsidiary of Ameren Energy to be or become an "electric utility company" or "gas utility company," as defined in Sections 2(a)(3) and 2(a)(4), respectively. (See Item 1.11).

               x. Ameren Development and each current and future Rule 58 Subsidiary and Non-Exempt Subsidiary request authority to declare and pay dividends out of capital and unearned surplus, to the extent permitted by applicable law, such companies' organizational documents, and the terms of any financing documents to which any of such companies may be a party. (See Item 1.12).

               xi. Ameren Development and each current and future Rule 58 Subsidiary and Non-Exempt Subsidiary request authority to enter into "anticipatory" interest rate hedges, subject to certain restrictions, as described below. (See Item 1.13).

               xii. To the extent not exempt under the Act and rules
                    thereunder, Ameren Development and each current and future Rule 58 Subsidiary and Non-Exempt Subsidiary request authority to contribute, sell, distribute, assign or otherwise transfer, and to acquire, existing assets or securities or interests in other businesses of such companies to each other in connection with any future internal reorganizations. (See Item 1.14).

               1.3 AMEREN DEVELOPMENT. Ameren desires to consolidate under Ameren Development its direct and indirect ownership of various existing and future non-utility businesses and the Development Activities and Administrative Activities associated with such investments. In addition, through the other specific approvals sought herein, Ameren Development seeks to maximize its flexibility in forming new companies in order to facilitate future acquisitions and financings, to simplify the overall management and coordination of the operations of such companies, and to insulate the Operating Companies from risks and liabilities that may be associated with Exempt Subsidiaries, Rule 58 Subsidiaries and other non-utility subsidiaries of Ameren Development. In the future, it is contemplated that Ameren Development would be the vehicle through which Ameren would acquire and hold all or substantially all of its investments in Exempt Subsidiaries, Rule 58 Subsidiaries, and the other Non-Exempt Subsidiaries described in Item 1.4, below.

               Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition of construction of facilities or the securities of other companies. Ameren Development proposes to expend up to $250 million during the Authorization Period on all such Development Activities. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Ameren Development's Development Activities and investments in subsidiaries.

               In the future, Ameren would make additional investments in Ameren Development pursuant to Rules 52 and 45(b) in the form of purchases of common stock and other securities, capital contributions, loans or open account advances, or any combination of the foregoing. Ameren would utilize the proceeds of financings authorized under the Financing Order or in a separate proceeding, as well as internal sources of cash, in order to make additional investments in Ameren Development. In addition, Ameren may from time to time provide guarantees and other forms of credit support on behalf of Ameren Development and its direct and indirect subsidiaries, subject to the limitations in the Financing Order, and subject further to the limitation that the aggregate amount of the proceeds of securities and guarantees issued by Ameren for the purpose of funding any direct or indirect investment in an EWG or FUCO would not, when added to Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in all such companies at any point in time, exceed 50% of Ameren's "consolidated retained earnings" (also as defined in Rule

          53(a)(1)). Direct or indirect investments by Ameren in Rule 58 Subsidiaries would be subject to the limitations of Rule 58.4

               It is also contemplated that Ameren Development, Rule 58 Subsidiaries and Non-Exempt Subsidiaries will, in turn, issue securities from time to time pursuant to the exemption provided under Rule 52 to investors other than Ameren for the purpose of financing their respective operations, including future acquisitions of Exempt Subsidiaries, Rule 58 Subsidiaries, and other Non-Exempt Subsidiaries. In this regard, one of the goals in consolidating all or substantially of Ameren's existing and future investments in non-utility subsidiaries under Ameren Development is that it may ultimately enhance Ameren Development's ability to access external capital markets without the need for credit support from Ameren.

               1.4 ACQUISITION OF CERTAIN NON-EXEMPT SUBSIDIARIES. In addition to acquiring and holding the securities of Exempt Subsidiaries in transactions that are exempt pursuant to Section 32, 33, or 34, as applicable, or Rule 58 Subsidiaries, in transactions that are exempt pursuant to Rule 58, Ameren and Ameren Development request authority through the Authorization Period to organize and acquire, directly or indirectly, the equity securities of one or more Non-Exempt Subsidiaries. Non-Exempt Subsidiaries would fall into any one of the following three categories:

               (i) INTERMEDIATE SUBSIDIARIES, which would be organized exclusively for the purpose of acquiring and holding the securities of other direct or indirect subsidiaries of Ameren Development, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities;

               (ii) FINANCING SUBSIDIARIES, which would be formed exclusively for the purpose of issuing securities to investors other than Ameren in order to finance, in whole or in part, Ameren's direct or indirect acquisitions of Exempt Subsidiaries and Rule 58 Subsidiaries; and

               (iii) SPECIAL-PURPOSE SUBSIDIARIES, which may be organized to engage in (a) any of the businesses or activities that UEDC or CIC are currently authorized to engage in under the terms of the Merger Order and which would not otherwise qualify as permitted or exempt businesses under Rule 58 or Section 34, as the case may be; (b) offering and servicing of customer financing for purchases of home and business heating, cooling, and energy conservation and management equipment, services and supplies; (c) preliminary development activities, operations and maintenance, construction and construction management, fuel procurement and other types of services for or on behalf of Ameren Development and its direct and indirect subsidiaries; (d) marketing of bill payment protection insurance; (e) the offering of economic

          ----------------

          4. At September 30, 1998, Ameren's "aggregate investment" (as defined in Rule 58(b)) in all Rule 58 Subsidiaries was approximately $11.9 million, or about .2% of Ameren's consolidated capitalization of $5.8 billion.

          development services to expanding or relocating businesses; (f) the offering of customer goodwill and retention programs; and (g) the marketing of power outage insurance.

                    1.4.1     INTERMEDIATE SUBSIDIARIES.    Ameren and
          Ameren Development propose to acquire the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Exempt Subsidiaries, Rule 58 Subsidiaries, or other Non-Exempt Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Ameren requests authority for Intermediate Subsidiaries to engage in the activities described herein.

               There are several legal and business reasons for the use of special-purpose subsidiaries such as the Intermediate Subsidiaries in connection with making investments in Exempt Subsidiaries, Rule 58 Subsidiaries and other Non-Exempt Subsidiaries. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary for Ameren or Ameren Development to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow Ameren to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. Intermediate Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

               An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary or other Non-Exempt Subsidiary;
          (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Ameren or Ameren Development and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Ameren's exposure to U.S. and foreign taxes; (7) to further insulate Ameren and the Operating Companies from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

               Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment by Ameren or Ameren Development in any Intermediate Subsidiary will be derived from (1) borrowings, sales of common stock and guarantees authorized under the Financing Order; (2) any appropriate future debt or equity securities issuance authorization obtained by Ameren from the Commission; and (3) other available cash resources, including proceeds of securities sales by Ameren Development pursuant to Rule 52. To the extent that Ameren provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds will be included in Ameren's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

                    1.4.2 FINANCING SUBSIDIARIES. Ameren and Ameren Development request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of Ameren Development's and its subsidiaries' authorized and exempt activities (including exempt and authorized acquisitions) through the issuance of debt or equity securities to third parties and the loaning of the proceeds of such financings to Ameren Development or any of its subsidiaries. Such Financing Subsidiaries would issue and sell securities to third parties pursuant to Rule 52. Ameren may, if required, guarantee or enter into expense agreements in respect of the obligations of any such Financing Subsidiaries, the amount of which would be counted against the guarantee limit in the Financing Order. Ameren Development or Intermediate Subsidiaries may also provide guarantees and enter into expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable.

                    1.4.3     SPECIAL-PURPOSE SUBSIDIARIES.     Ameren
          Development requests authority to acquire from time to time during the Authorization Period the securities of one or more Special-Purpose Subsidiaries. Investments in Special-Purpose Subsidiaries by Ameren Development may take the form of purchases of common stock or other equity securities, loans, capital contributions, cash advances or guarantees, or any combination of the foregoing. Ameren Development proposes to invest in such entities an aggregate amount at any time outstanding not to exceed $250 million. Special-Purpose Subsidiaries request approval, to the extent required, to purchase the assets of or securities held by UEDC and/or CIC in those businesses identified in the Merger Order in which UEDC and/or CIC are already engaged, directly or indirectly, and which would not qualify as permitted or exempt activities pursuant to Rule 58 or Section 34.5 Special-Purpose Subsidiaries may also be formed to engage in any of the following additional businesses or activities:

               (i)  Customer Financing.  Making or guaranteeing loans to
                    ------------------
               customers to finance the purchase of home and business heating, ventilation and cooling equipment; energy conservation and management equipment, products and services; lighting equipment and supplies; and home and business security systems. Such financing may also take the form of agreements to purchase from vendors of such equipment and supplies installment purchase obligations executed by their customers. Ameren Development proposes that the aggregate principal amount of loans, guarantees or customer installment obligations with respect to which there is recourse to any Special-Purpose Subsidiary shall not exceed $300 million at any one time during the Authorization Period.

               (ii) Development Activities and Other Project Activities.
                    ---------------------------------------------------
               Development Activities (as described in Item 1.3, above) and operations and maintenance, construction and construction management, fuel procurement and other types of services for or on behalf of Ameren Development and its direct and indirect subsidiaries. Ameren Development envisions that such Special-Purpose Subsidiaries will be needed in order to, among other things, establish and manage foreign project development offices, and to provide operations and maintenance, construction or asset management services, whether to an associate company or to a non-associate company. Creating separate subsidiaries for such purposes would, among other things, facilitate joint ventures with non-associates companies, isolate the risks of one activity from others of Ameren Development and its other subsidiaries, and facilitate the segregation of labor and benefits programs offered to different categories of employees.

               (iii)     Bill Payment Insurance.  The marketing of energy
                         ----------------------
               bill payment insurance in Illinois and Missouri, which would enable utility customers to pay their energy bills in the event of unemployment, illness, disability or death. This program would be underwritten and administered by an independent insurance company or companies.

               (iv) Economic Development Services.  The offering of
                    -----------------------------
               economic development services for businesses wishing to expand or relocate their facilities to anywhere within the wholesale or retail service area of the Operating Companies, including consultation with local economic development officials, building and site screening, customized tax comparison studies and workforce analyses, liaison services

               ---------------

          5. UEDC holds a small equity interest in one company that may be certified as an ETC pursuant to Section 34.

               to identify financing and leasing sources for building construction, equipment and working capital, and other similar services.

               (v)  Customer Goodwill Programs.  The offering of customer
                    --------------------------
               goodwill or retention programs, such as packaged discounts on products for the home, travel, and health services, prepaid phone cards or "affinity" cards to promote customer goodwill, and programs to help customers stay informed and protect their credit rating, driving record, and social security number.

               (vi) Outage Insurance.  The marketing of "outage" insurance,
                    ----------------
               which would enable customers to protect against lost revenues due to power interruptions, and surge protection service.

               1.5 TRANSFERS TO NON-EXEMPT SUBSIDIARIES OF SECURITIES OR ASSETS OF UEDC AND CIC. As indicated, UEDC and CIC currently engage directly or through subsidiaries in certain non-utility businesses, including automated meter reading, the sale of appliance warranties, and demand side management programs. UEDC and CIC request authority, to the extent needed,6 to sell or otherwise transfer such businesses or the securities of current subsidiaries engaged in some or all of these businesses to Ameren Development or a subsidiary of Ameren Development, and, to the extent approval is required, Ameren Development or any such subsidiary of Ameren Development requests authority to acquire the assets of such businesses or securities of subsidiaries of UEDC and CIC engaged in such businesses. UEDC and CIC would sell such assets or securities for an amount equal to their cost. Alternatively, transfers of such securities or assets may be effected by distributions by UEDC, CIC and Union Electric to Ameren, followed by Ameren's contribution of such securities or assets to Ameren Development.

               1.6 INCREASE IN LIMITATION ON GUARANTEES BY AMEREN DEVELOPMENT AND CERTAIN OTHER NON-UTILITY SUBSIDIARIES OF AMEREN. Authorization is requested through the Authorization Period, to the extent such authorization is needed,7 for Ameren Development, Ameren Energy, CIC and any existing or future subsidiary of any of the foregoing, to provide guarantees or other forms of credit support in respect of securities issued by or other obligations of each other in an aggregate principal amount at any time outstanding not to exceed $300 million, provided that the issue and sale of any such securities or incurrence of other obligations are either exempt from the approval requirements under the Act, or have been specifically authorized; and provided further that any guaranty or other form of credit support

          ----------------

          6. The sale of securities, assets or an interest in an other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

          7. The issuance of guarantees by such subsidiaries of Ameren may in some cases be exempt pursuant Rules 52(b) and 45(b)(7).

          outstanding on December 31, 2003, shall remain in effect until it expires in accordance with its terms. Credit support may take the form of direct guaranties of securities issued by any such direct or indirect subsidiary, stand-by equity funding commitments, obligations under capital maintenance agreements or under reimbursement agreements in respect of bank letters of credit, payment obligations under contracts, or other similar financial instruments or contractual undertakings.

               The authorization requested herein is intended to replace and supersede the $50 million limitation on guarantees and other forms of credit support contained in the Financing Order.

               1.7 SALES OF SERVICES AND GOODS AMONG AMEREN DEVELOPMENT AND OTHER NON-UTILITY SUBSIDIARIES OF AMEREN. The applicants propose that Ameren Development, Ameren Energy, CIC and any direct or indirect Rule 58 Subsidiaries or Non-Exempt Subsidiaries of Ameren Development may provide services or sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption pursuant to
          Section 13(b) from the cost standard of Rules 90 and 91 as applicable to such transactions, in any case in which any of the following circumstances may apply:

               (i) The client company is a FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

               (ii) The client company is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC");

               (iii) The client company is a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

               (iv) The client company is a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not an Operating Company within the Ameren System; or

               (v) The client company is an ETC, a Rule 58 Subsidiary, or a Non-Exempt Subsidiary that does not derive any part of its income from sales of goods, services or other property to an Operating Company within the Ameren System.

               1.8 SALE OF SERVICES BY UNION ELECTRIC AND CIPS TO AMEREN DEVELOPMENT AND ITS SUBSIDIARIES. It is contemplated that Ameren Development will purchase management, marketing, development, accounting and administrative services from Ameren Services pursuant to the General Services Agreement which the Commission has previously approved as a part of the Merger Order. In addition, utilizing a work order procedure, Ameren Development will request the Operating Companies to provide such personnel and other resources as are needed, from time to time, to consult and assist in engineering and other required functions in connection with the authorized business activities of Ameren Development and its subsidiaries. Additional required personnel and resources not then obtainable from within the Ameren System will be obtained or hired from external sources. Ameren Development proposes to enter into a service agreement ("Non-Utility Service Agreement") with each Operating Company that will be substantially identical to the General Services Agreement. A draft of such agreement is included herewith as Exhibit B-1.

               Selection of the Ameren System personnel to be utilized in connection with Ameren Development's and its subsidiaries' activities will be based upon projected personnel availability for the duration of an activity, expertise in the type of work involved and access to resources within the Ameren System needed to perform the work. An Operating Company may, in its absolute discretion, elect not to participate, either through personnel or other resources, in any of Ameren Development's projects and businesses.

               Ameren Services will also continue to provide assistance in connection with financial, accounting, and internal auditing functions for Ameren Development, utilizing those accounting systems which are economically justifiable under the circumstances. The accounts of Ameren Development will continue to be subject to audit by the independent accountants of Ameren.

               The use of available expertise and personnel of the Ameren System to support Ameren Development's and its subsidiaries' authorized and exempt business activities will enable Ameren to optimize the efficient and economic utilization of existing human resources and other capabilities. An important result of this efficient allocation of technical resources within the Ameren System is that it will keep such expertise and capabilities available to the Operating Companies, while at the same time providing for a means by which a portion of the costs of such personnel may be allocated to unregulated activities.

               Ameren Services and the Operating Companies will be reimbursed promptly for their costs incurred in connection with rendering any services to Ameren Development or its subsidiaries. The Operating Companies will utilize cost accounting procedures designed to identify promptly all direct and indirect costs, including overheads, which are applicable to the work being performed by or with Operating Company personnel, material or other assets. Ameren Services will account for, allocate and charge its costs to Ameren Development or its subsidiaries, using procedures permitted under Rules 90 and 91 and currently applicable methods of allocation, as set forth in the General Services Agreement.

               All transactions between Ameren Development and Ameren Services and the Operating Companies will be at cost in compliance with Section 13 and Rules 90, 91 and 92.

               1.9 SALE OF CERTAIN GOODS AND SERVICES BY RULE 58 SUBSIDIARIES AND SPECIAL-PURPOSE SUBSIDIARIES OUTSIDE THE UNITED STATES. Rule 58 Subsidiaries (including, without limitation, Ameren Energy) and Special-Purpose Subsidiaries request authority to sell goods and services to customers both within and outside the United States. Such goods and services include:

               (i) the brokering and marketing of electricity, natural gas and other energy commodities;

               (ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems;

               (iii) performance contracting services aimed at assisting customers in realizing energy and other resource efficiency goals in the areas of process control, fuel management, and asset management services in respect of energy-related systems, facilities and equipment located on or adjacent to the premises of a customer and used by that customer in connection with business activities. Such energy-related systems, facilities and equipment could include: (a) distribution systems and substations, (b) transmission, storage and peak-shaving facilities, (c) gas supply and/or electrical generation facilities (i.e., stand-by generators and self-generation facilities), (d) boilers and chillers,
               (e) alarm/warning systems, (f) HVAC, water and lighting systems, and (g) environmental compliance, energy supply and building automation systems and controls. These services may be provided to, among others, QFs and to independent power projects and district thermal energy systems and municipalities and cooperatives. Rule 58 Subsidiaries or Special-Purpose Subsidiaries may directly or indirectly act as agent for these customers on energy management matters, including the operation and dispatch of generation facilities.

               (iv) technical support services ("Technical Support Services") with respect to energy-related and gas-related matters for associate companies and nonassociate companies, as well as for individuals. Such Technical Support Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

               (v) certain retail services, including the provision of centralized bill payment centers for payment of all utility and municipal bills and related services, and annual inspection, maintenance and replacement of energy-related equipment and appliances. These services also include providing service line repair and extended warranties with respect to all of the utility- or energy-related service lines internal and external to a customer's premises, and other similar or related services, including surge protection. In addition, these services include marketing services to associate and nonassociate businesses in the form of bill insert and automated meter-reading services.

               (vi) monitoring and response goods and services, which include products used in connection with energy and gas-related activities that enhance safety, increase energy/process efficiency, or provide energy-related information, as well as repair services in connection with such problems as carbon monoxide leaks and faulty equipment wiring. These may also include the operation of call/dispatch centers on behalf of associate and nonassociate companies in connection with the proposed sale of goods and services or with activities that Ameren Developments associate companies are otherwise authorized to engage in under the Act.

               (vii) energy-peaking services via propane-air or liquefied natural gas ("LNG"), which involves the provision of back-up electricity or gas supply in periods of high or "peak" energy demand using a propane-air mixture or LNG as fuel sources for such back-up services.

               (viii) project development and ownership activities, which involves the installation and ownership of gas-fired turbines for on-site generation and consumption of electricity.

               In addition, Ameren Development, Rule 58 Subsidiaries and Special-Purpose Subsidiaries request authority to provide other energy-related goods and services. These include incidental goods and services closely related to the consumption of energy and the maintenance of energy consuming property by customers. The need for these goods and services would arise as a result of, or evolve out of, the goods and services described above and do not differ materially from those goods and services. The proposed incidental goods and services would not involve the manufacture of energy consuming equipment but could be related to, among other things, the maintenance, financing, sale or installation of such equipment.

               Ameren Development requests that the Commission authorize
          (i) the electricity and energy commodity brokering and marketing activities of Ameren Energy (and of any other future Rule 58 Subsidiary or Special-Purpose Subsidiary) in Canada, and reserve jurisdiction over such activities in Mexico, (ii) the proposed sale of Energy Management Services and Technical Support Services and related customer financing anywhere outside the United States, and (iii) reserve jurisdiction over sale of the remaining goods and services described above outside the United States, pending completion of the record.

               1.10  SALE OF AGENCY SERVICES BY AMEREN ENERGY TO AMEREN
          SERVICES AND/OR THE OPERATING COMPANIES.     Ameren Energy, an
          existing energy marketing subsidiary of Ameren, has assembled a professional staff of approximately 50 individuals with a broad range of experience in structuring energy transactions, executing and confirming energy commodity trades, and managing risk. In addition, Ameren Energy has acquired or developed at a cost of over $1,000,000 the operating systems and data bases necessary to conduct a successful energy marketing and trading business. In order to utilize such existing expertise and systems, thus permitting the Operating Companies to avoid having to incur costs for essentially redundant capabilities, it is proposed that Ameren Energy act as agent for Ameren Services and/or the Operating Companies in connection with the brokering and marketing of electricity and other energy commodities by the Operating Companies. Ameren Energy and Ameren Services and each of the Operating Companies propose to enter into an Agency Agreement in the form attached hereto as Exhibit B-2. Under the Agency Agreement, Ameren Energy would provide agency and any other incidental services at cost, determined in accordance with Rules 90 and 91. Ameren Energy would not be entitled to receive any part of the profits from any such transactions and would not receive any other fee or commission for its services.

               1.11 INVESTMENTS BY AMEREN ENERGY IN INCIDENTAL FACILITIES
          AND OTHER ASSETS.    Ameren Energy requests authority to acquire
          or construct in one or more transactions from time to time through the Authorization Period, non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist Ameren

          Energy (or any other energy marketing and brokering subsidiary hereafter acquired or formed by Ameren Development) in connection with energy marketing, brokering and trading. Ameren Energy requests authorization to invest up to $400 million (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of such Energy Assets.8 Such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for common stock or other securities of Ameren, Ameren Development, or Ameren Energy, or any combination of the foregoing. If common stock of Ameren is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction will also be counted against the Investment Limitation. Under no circumstances will Ameren Energy or any marketing subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the Act.

               As this Commission has recognized in American Electric Power Company, Inc., et al., 68 SEC Docket [ ] (November 2, 1998) and
                                                --
          SEI Holdings, Inc., 62 SEC Docket 2493 (September 26, 1996) and other decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. For example, gas marketers today must be able to offer their customers a variety of value-added, or "bundled," services, such as gas storage and processing, that the interstate pipelines offered prior to FERC Order 636.9 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers today with which Ameren Energy competes own substantial physical assets of the type described herein.

               The acquisition of production, gathering, processing, and storage capacity provide energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, increased usage

          ----------------

          8. Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, applicants request authorization to continue such activities in the event they acquire such companies.

          9. See FERC Order 636, FERC Stats. & Regs. P 30,939, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (April 16, 1992).

          requirements by end use customers, or other volatilities imposed by the market. Storage and pipeline assets allow energy marketers to "bank" low cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

               It is the intention of Ameren Energy to add to its existing base of non-utility, marketing-related, assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). Ultimately, it is Ameren Energy's objective to control a substantial portfolio of Energy Assets that would provide the Ameren system with the flexibility and capacity to compete for sales in all major markets in the United State and, in the future, possibly Canada.

               1.12 PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS. Ameren Development also proposes, on behalf of itself and every direct or indirect Rule 58 Subsidiary and Non-Exempt Subsidiary, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

               Ameren Development anticipates that there will be situations in which it or one or more of its Rule 58 Subsidiaries or Non-Exempt Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if Ameren Development (directly or indirectly through an Intermediate Subsidiary) purchases all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the
                                       ----
          Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Ameren Development for possible distribution to Ameren.10

               Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to Ameren Development out of such cash proceeds.

               Further, there may be periods during which unrestricted cash available for distribution by Ameren Development or a Rule 58 Subsidiary or Non-Exempt Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

               Finally, even under circumstances in which an Intermediate Subsidiary or other downstream subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

               Ameren Development, on behalf of itself and each of its current and future Rule 58 Subsidiaries and Non-Exempt Subsidiaries, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent
                               ---
          or another the authority of corporations to make dividend distributions to shareholders. Most State corporations statutes contain either or both an equity insolvency test or some type of balance sheet test. Ameren Development also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

               1.13 ANTICIPATORY INTEREST RATE HEDGES BY AMEREN DEVELOPMENT AND SUBSIDIARIES. Ameren Development, on behalf of itself and its existing and future Rule 58 Subsidiaries and Non-Exempt Subsidiaries, also seeks authorization, to the extent needed, to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with counterparties whose

          -----------------

          10.  The same problem would arise where an Intermediate
               Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, Ameren Development would normally desire a return of some or all of the funds invested.

          senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB+, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

               Anticipatory Hedges would be utilized to fix and/or limit the interest rate risk associated with any new issuance through
          (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), or (iv) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative transactions appropriate for the Anticipatory Hedges. Anticipatory Hedge transactions may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Ameren Development will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Ameren Development may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under an Anticipatory Hedge will be closed on or prior to the date of the new issuance and Ameren Development will not, at any time, take possession of the underlying U.S. Treasury securities. Further, no Anticipatory Hedge position will be outstanding for more than 180 days.

               The overall guidelines, parameters and controls applicable to any Anticipatory Hedge transaction by Ameren Development or any Rule 58 Subsidiary or Non-Exempt Subsidiary will be the same
          as those described in the Financing Order.   All Anticipatory
          Hedges will qualify as bona fide hedges and will meet the criteria established by the Financial Accounting Standards Board in order to qualify for hedge accounting treatment, and Ameren Development will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.

               1.14 APPROVAL FOR FUTURE REORGANIZATIONS OF AMEREN DEVELOPMENT AND SUBSIDIARIES. In the future, following its acquisition of the securities of new subsidiaries, Ameren Development may determine to transfer such securities or the assets of such subsidiaries to other direct or indirect subsidiaries of Ameren Development or to liquidate or merge subsidiaries. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. These transactions would only involve Ameren Development and its direct and indirect subsidiaries and would have no impact on any other associate companies in the Ameren System. Ameren Development requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization Period.

               1.15 OTHER MATTERS. Ameren Development proposes to file a single consolidated quarterly report pursuant to Rule 24 of all investments in subsidiaries, commencing with the quarterly report for the first full calendar quarter following the date of the Commission's order in this proceeding. Concurrently with the filing of such report, a copy thereof will be furnished to each state utilities commission having jurisdiction over retail rates of Union Electric and CIPS. It is proposed that such combined report also be in lieu of any separate notification on Form U-6B-2 that would otherwise be required of Ameren Development or any subsidiary thereof with respect to exempt securities issuances.11 The Rule 24 report shall include:

               1. A copy of the balance sheet and income statement for Ameren Development and its consolidated subsidiaries;

               2. A narrative description of Development Activities and of any investments during the quarter just ended, organized by category (Exempt Subsidiaries, Rule 58 Subsidiaries, other Non-Exempt Subsidiaries).

               3. Amounts and forms of guarantees of, and similar provisions and arrangements concerning, performing and undertaking of other obligations by Ameren Development or any direct or indirect Rule 58 Subsidiary or Non-Exempt Subsidiary on behalf of other direct or indirect subsidiaries of Ameren Development.

               4. A description of services obtained by Ameren Development, Ameren Energy, CIC, Ameren Communications or any direct or indirect subsidiary of Ameren Development from Union Electric and CIPS, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of such services.

               5. A chart, in the form of Exhibit I hereto, showing, as of the end of such quarterly period, all associate companies of Ameren, in addition to Ameren Development, Ameren Energy, Ameren Communications and CIC, that are Exempt Subsidiaries (identifying each as an EWG, FUCO or ETC, as applicable), Rule 58 Subsidiaries, and other Non-Exempt Subsidiaries (identifying each as an Intermediate Subsidiary, Financing Subsidiary or Special-Purpose Subsidiary, as applicable); and Ameren's percentage equity ownership in each such entity; and

          -----------------

          11. Subsidiaries of Ameren Development that are Rule 58 Subsidiaries will continue to file quarterly reports on Form U-9C-3. In addition, Ameren will provide such information as may be required by Form U5S with respect to any EWGs or FUCOs in which it may acquire an interest.

               6. A description of the type and amount and, if a debt instrument, the maturity and interest rate, of any securities (including guarantees) issued by Ameren Development and each Non-

          Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable.

               7. The notional amount, identity of counterparty, and principal terms of any Anticipatory Hedge transaction entered into by Ameren Development, Ameren Energy, CIC or any direct or indirect Non-Exempt Subsidiary of Ameren Development.


          ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
                    ------------------------------

               The fees, commissions and expenses paid or incurred and to be paid or incurred in connection with the proposals contained herein are estimated not to exceed $25,000.


          ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
                    -------------------------------

               The applicants believe that the following proposed transactions are or may be subject to the requirements of the following provisions of the Act and rules thereunder:

                 TRANSACTION               APPLICABLE SECTION OR RULE

          Acquisition by Ameren            Sections 9(a) and 10.
          Development, directly or
          indirectly, of initial
          securities of Intermediate
          Subsidiaries, Special-Purpose
          Subsidiaries and Financing
          Subsidiaries, and Development
          Activities and Administrative
          Activities by Ameren Development
          and Intermediate Subsidiaries.

          Sale or other transfer by UEDC   Sections 12(c) or Section
          and CIC of securities and        12(f), to the extent not
          interests in businesses          exempt pursuant to Rule 43, as
          currently owned by UEDC and CIC  applicable; Sections 9(a) and
          or their respective              10, to the extent not exempt
          subsidiaries, and acquisition    pursuant to Rule 58 or Section
          thereof by Ameren Development or 34.
          any direct or indirect
          subsidiary of Ameren
          Development.

          Sale of services by Union        Section 13 (b) and Rules 87
          Electric and CIPS to Ameren      and 90-91.
          Development or subsidiaries of
          Ameren Development.

          Sale of agency services by       Section 13(b) and Rules 87 and
          Ameren Energy to Ameren Services 90-91.
          and/or Union Electric and CIPS.


          Sale of goods and services among Section 13(b) and Rules 87 and
          Ameren Development and other     90-91.
          Non-Utility Subsidiaries of
          Ameren

          Investment by Ameren Energy in   Sections 9(a) and 10.
          Energy Assets.

          Guarantees by Ameren Development Section 6(a), 7 and 12(b) and
          (or any Non-Exempt Subsidiary)   Rules 45(a) and 54 thereunder,
          of obligations of any other non- unless exempt pursuant to
          utility subsidiary of Ameren     Rules 45(b) and/or 52.

          Declaration and payment of       Section 12(c) and Rule 46.
          dividends out of capital and
          unearned surplus by Ameren
          Development and/or any Non-
          Exempt Subsidiary thereof.

          Anticipatory Interest Rate       Sections 6(a) and 7.
          Hedges by Ameren Development
          and Subsidiaries

               COMPLIANCE WITH RULES 53 AND 54. The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
          (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

               Rule 53(a)(1): Currently, Ameren does not hold, directly or indirectly, any interest in any EWG or FUCO.

               Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest and will cause each domestic EWG in which it acquires and holds an interest to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The books and records and financial statements of each FUCO in which Ameren acquires and holds an interest (including those that are "majority-owned subsidiaries" and those that are not) will be maintained and prepared in conformity with GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

               Rule 53(a)(3): No more than 2% of the employees of the Operating Companies will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

               Rule 53(a)(4): Ameren has submitted a copy of the Application or Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Operating Companies.

               In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

               Rule 53(b)(1): Neither Ameren nor any subsidiary of Ameren is the subject of any pending bankruptcy or similar proceeding.

               Rule 53(b)(2): Since the date upon which it became a holding company, Ameren has not experienced any decrease in average consolidated retained earnings.

               Rule 53(b)(3): Ameren has not experienced any losses attributable to EWGs and FUCOs.


          ITEM 4.   REGULATORY APPROVAL.
                    -------------------

               The proposed transactions are not subject to the jurisdiction of any state commission or of any federal commission other than this Commission.


          ITEM 5.   PROCEDURE.
                     ---------

               The applicants request that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.


          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
                     ---------------------------------

               (a)  Exhibits.  (Except as noted, to be filed by amendment).
                    --------

                    B-1  -    Form of Non-Utility Service Agreement between
                              an Operating Company (as Service Provider) and Ameren Development or Other Non-utility
                              Subsidiary (as Client Company).

                    B-2  -    Form of Agency Agreement between Ameren
                              Energy and Ameren Services and each Operating
                              Company.

                    F    -    Preliminary Opinion of Counsel

                    G    -    Financial Data Schedule.   (Incorporated by
                              Reference to Exhibit 27 to Ameren Form 10-Q for the period ended September 30, 1998)
                              (File No. 1-14756).

                    H    -    Form of Federal Register Notice. (Filed
                              herewith).

                    I    -    Organizational Chart of Ameren and
                              Subsidiaries.

               (b)  Financial Statements.
                    --------------------

                    FS-1 - Ameren Consolidated Balance Sheet as of September 30, 1998, and Consolidated Statements of Income and Consolidated Condensed Statement of Cash Flows for the nine months ended September 30, 1998 (Incorporated by Reference to Ameren Form 10-Q for the period ended September 30, 1998) (File No. 1-14756).


          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
                    ---------------------------------------

                    (a)  In light of the nature of the proposed
          transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

                    (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                        Ameren Corporation


                                        By:  /s/ Steven R. Sullivan
                                           --------------------------------
                                             Name:  Steven R. Sullivan
                                             Title: Vice President and
                                                    Secretary


                                        Union Electric Company


                                        By:  /s/ Steven R. Sullivan
                                           --------------------------------
                                             Name:  Steven R. Sullivan
                                             Title: Vice President and
                                                    Secretary


                                        Union Electric Development
                                        Corporation


                                        By:  /s/ Donald E. Brandt
                                           --------------------------------
                                             Name: Donald E. Brandt
                                             Title: Vice President and
                                                    Controller


                                        Ameren Development Company


                                        By:  /s/ Donald E. Brandt
                                           --------------------------------
                                             Name: Donald E. Brandt
                                             Title:  Senior Vice President


                         (Signatures continued on next page)

                                        Ameren ERC, Inc.


                                        By:  /s/ Donald E. Brandt
                                           --------------------------------
                                             Name: Donald E. Brandt
                                             Title:  Senior Vice President


                                        Ameren Energy, Inc.


                                        By:  /s/ Donald E. Brandt
                                           --------------------------------
                                             Name: Donald E. Brandt
                                             Title:  President


                                        Central Illinois Public Service
                                        Company


                                        By:  /s/ Steven R. Sullivan
                                           --------------------------------
                                             Name: Steven R. Sullivan
                                             Title:   Assistant Secretary


                                        CIPSCO Investment Company


                                        By:  /s/ Steven R. Sullivan
                                           --------------------------------
                                             Name: Steven R. Sullivan
                                             Title:   Secretary


          Dated:     December 8, 1998

                                  EXHIBIT INDEX



                Exhibit        Description
                -------        -----------


                    H    -    Form of Federal Register Notice. (Filed
                              herewith).